UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Near, David A.
   9700 West Higgins Road
   Rosemont, IL  60018
   USA
2. Issuer Name and Ticker or Trading Symbol
   Galileo International, Inc.
   GLC
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   April 1999
5. If Amendment, Date of Original (Month/Year)
   July 1997
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Senior Vice President - Subscriber Marketing
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock               |7/24/9|P   | |1500              |A  |23.21      |1,500              |D     |                           |
                           |7     |    | |                  |   |           |                   |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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
Non-Qualified Stock Op|24.50   |7/24/|A   |V|200        |A  |(1)  |7/24/|Common Stock|200    |       |200         |D  |            |
tion (Right to Buy)   |        |97   |    | |           |   |     |07   |            |       |       |            |   |            |
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Non-Qualified Stock Op|24.50   |7/24/|A   |V|21,000     |A  |(2)  |7/24/|Common Stock|21,000 |       |21,000      |D  |            |
tion (Right to Buy)   |        |97   |    | |           |   |     |07   |            |       |       |            |   |            |
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Non-Qualified Stock Op|28.18   |7/24/|A   |V|21,000     |A  |(3)  |7/24/|Common Stock|21,000 |       |21,000      |D  |            |
tion (Right to Buy)   |        |97   |    | |           |   |     |07   |            |       |       |            |   |            |
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Phantom Stock Units   |1 for 1 |7/24/|A   |V|2,451      |A  |(4)  |(4)  |Common Stock|2,451  |       |2,451       |D  |            |
                      |        |97   |    | |           |   |     |     |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) Grant to reporting person of option to buy 200 shares of common stock exercisable in annual increments of 33
1/3% of the total grant each beginning July 24, 1998, the first anniversary of the date of grant; (2) Grant to reporting person of option to buy 21, 000 shares of common stock exercisable in annual increments of twenty percent of the total grant each beginning July 24, 1998, the first anniversary of the date of grant; (3) Grant to reporting person of option to buy 21,000 shares of common stock exercisable in annual increments of twenty percent of the total grant each beginning on July 24, 1999, the second anniversary of the date of grant; (4) Grant of Phantom Stock Units will be paid in cash in the following tranches unless voluntarily deferred by the reporting person: 1,022 phantom stock units on March 31, 1998; 1,022 phantom stock units on March 31, 1999; and 407 phantom stock units on March 31,
2000.
SIGNATURE OF REPORTING PERSON
Attorney-in-Fact
DATE
April 30, 1999